Exhibit 99.2

SPRINGVIEW HOLDINGS LTD

NASDAQ: SPHL

PROXY

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR all the Proposals 1 to 5.

			FOR	AGAINST	ABSTAIN
1.	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT
	a)	conditional upon the approval of the board of directors of the Company (the “Board”):

(i)       all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the Class A Ordinary Shares) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on October 17, 2025 or any adjournment thereof (the Meeting), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the Share Consolidations and each, a Share Consolidation) shall not be more than 1:4,000; and

(ii)      no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

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b)

the Board be authorized, at its absolute and sole discretion, to either (1) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (2) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)

if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

2.

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, the existing amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

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3.

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, the existing amended and restated memorandum and articles of association of the conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

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4.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

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5.

IT IS RESOLVED ASN ORDINARY RESOLUTION THAT, the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

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Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

SPRINGVIEW HOLDINGS LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 17, 2025 at 10.00am Singapore Time

(October 16, 2025 at 10:00pm Eastern Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF

DIRECTORS OF SPRINGVIEW HOLDINGS LTD.

The undersigned shareholder(s) of SPRINGVIEW HOLDINGS LTD (the “Company”), hereby appoint(s) Zhuo Wang or ______ as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on October 17, 2025, at 10.00am Singapore Time (October 16, 2025 at 10:00pm Eastern Time) at 203 Henderson Road, #06-01 Henderson Industrial Park, Singapore 159546, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of Extraordinary General Meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

SPRINGVIEW HOLDINGS LTD

(1)    VOTE BY INTERNET

Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode in the proxy card.

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

(2)    VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

(3)    VOTE BY MAIL

Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.